May 10, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology.

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Ally Robotics, Inc.
Offering Statement on Form 1-A
Filed April 26, 2022
File No. 024-11864

Dear Ms. Woo,

On behalf of Ally Robotics, Inc., I hereby request qualification of the above-referenced offering statement at 5:30pm Eastern Time, on May 10, 2022, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Ally Robotics, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP